99 Acquisition Group Inc.

14 Noblewood Ct,
Gaithersburg, MD 20878

August 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Stacie Gorman & David Link

RE:	99 Acquisition Group Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-269923) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on August 14, 2023 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours, 99 Acquisition Group Inc.

By:	/s/ Hiren Patel
	Name:	Hiren Patel
	Title:	Chief Executive Officer

cc:	David Levine, Esq., Loeb & Loeb LLP